Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. THIRD QUARTER 2007 RESULTS RELEASE AND CONFERENCE CALL SCHEDULED FOR MONDAY, NOVEMBER 19, 2007

Conference Call Scheduled at 10.00am EST

AZOUR, Israel – October 29, 2007 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its third quarter 2007 results on Monday, November 19, 2007, before the US market opens.

The Company will also be hosting a conference call later that day at 10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0687
INTERNATIONAL Dial-in Number: +972 3 918 0687

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 418,000 subscribers distributed globally. Established in 1995, Ituran has approximately 900 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact: International Investor Relations

Ehud Helft / Kenny Green info@gkir.com GK Investor Relations (US) +1-646 201 9246

Investor Relations in Israel

Oded Ben Horin oded@km-ir.co.il KM Investor Relations (Israel) +972-3-5167620